Exhibit 8.1

Exhibit 8.1

The following table sets forth a list of our subsidiaries. Omitted from the table are those subsidiaries which are not significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended).

Name of Subsidiary	Jurisdiction of Incorporation
Elbit Ltd.	Israel
DEP Technology Holdings Ltd.	Israel
Given Imaging Ltd.*	Israel
RDC Rafael Development Corporation Ltd.	Israel
R.D.Seed Ltd.(formerly Navitrio Ltd.)	Israel

*	For more details regarding the Given Merger in February 2014, see Item 4.